EISEMAN LEVINE
LEHRHAUPT & KAKOYIANNIS
A PROFESSIONAL CORPORATION
805 THIRD AVENUE – 10TH FLOOR
NEW YORK, NEW YORK  10022
TELEPHONE (212) 752-1000
FACSIMILE (212) 355-4608

October 15, 2013

Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549
Attention:	Jan Woo, Attorney-Advisor
Jeff Kauten, Attorney-Advisor

Re:   Network-1 Technologies, Inc.
(formerly Network-1 Security Solutions, Inc.)
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-190719

Dear Ms. Woo and Mr. Kauten:

On behalf of our client, Network-1 Technologies, Inc. (Network-1 Security Solutions, Inc. changed its name on October 9, 2013), this letter is in response to the Staff's comment letter, dated October 8, 2013, and telephone conversations with the Staff (Jeff Kauten on October 10, 2013 and October 11, 2013), and is submitted together with an amended registration statement (Amendment No. 2 to Form S-1) (the "Registration Statement") filed today with the SEC (the headings and numbered paragraphs correspond to the headings in the Staff’s letter).

Selling Stockholders, page 32

1.
Revisions have been made on page 32 of the Registration Statement to the number of shares beneficially owned by Corey M. Horowitz after the offering to reflect subtraction of not only his shares being offered for resale in the Registration Statement but also the shares being offered by affiliated parties including CMH Capital Management Corp., Donna Slavitt (the wife of Mr. Horowitz), the two trusts and custodian accounts for the benefit of his children and Horowitz Partners.

Description of Securities, pages 57-58

2.
Disclosure has been on page 59 of the Registration Statement added as to the manner in which CMH Capital Management Corp. directly acquired the securities being registered for resale in the Registration Statement.

EISEMAN LEVINE
LEHRHAUPT & KAKOYIANNIS

United States Securities and Exchange Commission
Attention:	Jeff Kauten, Attorney-Advisor
Jan Woo, Attorney-Advisor
October 15, 2013

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

3.	We have provided an updated auditor’s consent as Exhibit 23.1.

Attached is a letter from the Company acknowledging the statements set forth on page 2 of the Staff’s comment letter dated September 12, 2013.  Also attached is an acceleration request from the Company requesting acceleration of the effective date of the Registration Statement for October 17, 2013 at 4 p.m. (eastern time).

Please contact the undersigned at (212) 752-1000 with any comments or questions relating to the filing at your earliest convenience.

Sincerely,

/s/ Sam Schwartz
Sam Schwartz

cc:           Corey M. Horowitz,
 Chairman and Chief Executive Officer

Network-1 Technologies, Inc.
445 Park Avenue, Suite 1020
New York, NY  10022

October 15, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jeff Kauten
Jan Woo

Re:             Network-1 Technologies, Inc.
Registration Statement on Form S-1
Initially Filed August 19, 2013
File No. 333-190719

Ladies and Gentlemen:

On behalf of Network-1 Technologies, Inc. (formerly Network-1 Security Solutions, Inc) (the “Company”), the Company acknowledges that:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Network-1 Technologies, Inc.

By:  /s/ Corey M. Horowitz
       Corey M. Horowitz, Chairman
       and Chief Executive Officer